                                 EXHIBIT 17.1

                         [LETTERHEAD OF HIALEAH, INC.]

                                                                October 17, 1996



Mr. R. D. Hubbard, Chairman, and
Members of the Board of Directors
Hollywood Park, Inc.
P.O. Box 369
Inglewood, California 90306-0369

Gentlemen:

     Please accept this as my official resignation from the Board of Directors of Hollywood Park, Inc., effective immediately. As such, I wish that this communication be entered into the books and records of the Company and forwarded to the Securities and Exchange Commission and all other agencies and governing bodies. I will expect copies of your transmissions and, if not received, I will do so, myself. I further reserve the right to make public and distribute this communication in any manner, I see fit.

     I wish to state that I find it disturbing that Hollywood Park does not have regular Board of Directors meetings. During the three years I served on the Board, I recall only approximately ten meetings, which were called by Mr. Hubbard to address only matters of concern to him. Additionally, during the past year nothing has been presented to the Board other than the settlement of litigation and the proposed Boomtown acquisition. I will now recount my further concerns regarding Hollywood Park, Inc.

     The Woodlands, from the beginning, has been a serious problem. While misleading press releases are issued, the total cost of the acquisition of the Woodlands was, in reality, $65,000,000; and not the lesser figures previously stated. This price was far and above the asking price for other pari-mutuel facilities, which had potential gambling opportunities. I stated this and indicated that Pompano Park Racetrack, in Florida, was available; subject to passage of pari-mutuel gambling. The price for that facility; which is in a much better market than the Woodlands, was, $20,000,000. However; Mr. Hubbard had already selected a special committee to review and evaluate the Woodlands. A committee, which had little or no experience in thoroughbred racing, real estate evaluation or gambling. Yet, he had three members on the Board, including myself, who had the experience and expertise in these fields. This resulted in
(a) paying too much for the Woodlands; on the brink of financial collapse, and
(b)
relieving Mr. Hubbard and Mr. Boushka; owners of the Woodlands, of further financial responsibility. Hollywood Park paid Mr. Hubbard and Mr. Boushka $15,000,000 in Hollywood Park stock and Mr. Hubbard $5,000,000 (mostly past due interest) toward his second mortgage. In addition, Hollywood Park assumed a $30,000,000 institutional/first mortgage and a $15,000,000 second mortgage, owned by Mr. Hubbard. Other concerns were presented in my letter of November 22, 1993 to Mr. Alvin G. Segel, attorney for the corporation, with copies to the Board of Directors, (attachment #1), which was ignored.

        Subsequently, on August 4, 1995, I obtained from the Kansas Racing Commission (from a Ms. Karen Giltiland) a copy of a commission report (attachment #2). This report, prepared by a Mr. Bruce Rimbo, President of the Woodlands, in December of 1993, shows the devastating effect casino gambling, already approved in Kansas, would have on the Woodlands. This information was never given to the Board of Directors. I do not know whether this information was ever given to Oppenheimer & Co., Inc., who represented Hollywood Park and provided the "fairness" letter as to this matter. At this time, I am curious why there have been no communications or discussions concerning the reorganization of the Woodlands under Chapter 11 of the Bankruptcy Act. Could the problems include the fact that Mr. Hubbard acted as seller, buyer (through Hollywood Park, Inc.) and the owner of the second mortgage on the property. As predicted the Woodlands has suffered operating losses of approximately $15,000,000 since its acquisition in 1994. Therefore, the total cost of acquisition and operating losses exceed $35,000,000 to date.

        With the Hollywood Park Casino, Mr. Hubbard engaged Messrs. Donald C. Klosterman and Edward W. LeBaron as operators of the Casino (Pacific Casino Management); two individuals who had no experience in operating a card club casino. During the time Klosterman/LeBaron operated the card casino, they were each paid $500,000, per year, as a management fee. In addition, they were paid $2,500,000 to terminate the agreement even though there developed a shortfall in the rental fee to be paid to Hollywood Park, Inc.

        As to the Turf Paradise acquisition; Mr. Hubbard, again, dispatched three members of the Board of Directors, of his choice. The subsequent misstatement of earnings of Hollywood Park resulted in the precipitous drop in the price of the stock from approximately $22 a share to $14 a share; and led to litigation by the sellers of Turf Paradise and a Class Action Suit against the officers and directors of Hollywood Park. While the insurance companies for Hollywood Park paid approximately $5,000,000 toward the settlement of this litigation, Hollywood Park had to pay $5,000,000 in cash to settle these claims.

        I would now like to address the proposed acquisition of Boomtown,

Inc. I might add that on a recent business trip to Las Vegas, Nevada, I learned that Boomtown, Inc. had previously been submitted to a multitude of gambling entities. All parties contacted determined that Boomtown, Inc. was not a good candidate for acquisition or merger. These facts not withstanding, I will recall the sequence of events concerning this proposition being presented to the Board of Hollywood Park; first during a conference call in mid-March, followed by another conference call two weeks later and, then, a hastily called Board of Director's meeting on April 23, 1996 to give final approval to this acquisition. At the meeting on April 23, I raised questions concerning Boomtown, Inc. including the financial soundness and value of Boomtown, its potential in the industry and its management. We were assured by Mr. Hubbard that all matters of concern could be overcome and that this was a good opportunity for Hollywood Park. We were further assured by Oppenheimer & Co., Inc. that the combination of Boomtown and Hollywood Park would reflect a $13.00 to $16.00, per share, value of Hollywood Park shares, with the combined entities. Surprisingly, Boomtown will seat four members of the Board of Directors of Hollywood Park, Inc. to be reformed after this proposed acquisition.

        On November 17, 1995, a special meeting of the Board of Directors was called at my request. At that time, I presented an initiative (attachment #3) showing the corporate and financial benefits of exploring the acquisition of or merger with Santa Anita by Hollywood Park. At that time, led by Mr. Hubbard, the Board showed little interest in undertaking such an initiative. The comments being that Santa Anita was over priced at $12.50, per share, (today it is $20.00 per share) and Hollywood Park stock was under priced at $10.00, per share, obviously my observations and evaluation of this initiative were accurate and perceptive.

        Sadly, even with the money raised from the $120,000,000 secondary stock offering, the cash flow operating the Thoroughbred racing program; of approximately $10,000,000, per year, and purported profitability of the Hollywood Park Card Casino; the stockholders of Hollywood Park have been denied cash dividends since control of the corporation was taken over by Mr. Hubbard. More tragically, the net worth of the company has devalued approximately $400,000,000 (66 2/3% of its value) since December 1993 to date; under Mr. Hubbard's leadership.

        Finally, I would like to comment on Mr. Hubbard's letter to me of July 1, 1996 (attached #4) in which he states reasons for my not being considered to remain as a member of the Board of Hollywood Park. I have held stock in Santa Anita long before my acquisition of stock in Hollywood Park and I have been licensed by all governmental agencies to which I have applied. I, as the third largest individual stockholder in Hollywood Park, owner of the successful Hialeah Park in

                                     - 4 -
Miami, Florida, and a real estate developer of considerable success for over 35 years, feel that I am more qualified than most of those who will remain on the Board of Directors.

     It is clear that Mr. Hubbard completely dominates the Board of Directors and he will allow no differences of his opinions or initiatives. Only when the members of the Board accept their responsibilities and remain independent, will they truly serve the interests of the stockholders.

                               Yours very truly,


                               /s/ John J. Brunetti
                               John J. Brunetti
                               Chairman of the Board

JJB:cc
Enclosures

                                                                   Attachment #1

            [LETTERHEAD OF JOSEPH J. BRUNETTI CONSTRUCTION COMPANY]

                                       November 22, 1993

Alvin G. Segel, Esq.
Irell & Manella
1800 Avenue of the Stars - Suite 900
Los Angeles, Calif. 90067-9818

     Re: Woodlands


Dear Mr. Segel:

I want to thank you for the professional advice rendered to the Board of Directors at our recent meeting on November 17th. I would like to remind you that it was agreed the minutes for that meeting should be carefully prepared and I believe should be distributed among the members of the Board before they are finalized.

Since the meeting of the 17th, I am more concerned regarding (a) the lack of a demographic report (b) a verifiable source of statistical information (c) industry or comparable method of projections and (c) an independent evaluation and conclusion regarding this matter. I still do not believe that Oppenheimer & Co. can be considered a disinterested party.

Because of the profound impact this transaction will have on the Corporation I am more convinced, than ever, that this transaction will be (a) subject to public scrutiny (b) reviewed most carefully by the stockholders and (c) be subject to regulatory review. The recent decline in the price of our stock reflects concern on the part of the public. Therefore, I think it is most incumbent upon us to give further review and scrutiny to this matter.

In view of the above, and I have reason to believe others on the Board share this opinion, I suggest you consider remanding this matter back to the Special Committee for a continuation of their investigation, review and recommendation. All of the information, exhibits and projections given to us, at a later date must be independent, accurate and substantiated; nothing else will suffice. Thank you for your time and consideration.

                                       Very truly yours,


                                       /s/ John J. Brunetti
                                       John J. Brunetti

JJB:hb
cc: All members of the Board of Directors

                                                                   ATTACHMENT #2

                                STATE OF KANSAS

                                    [SEAL]

                           KANSAS RACING COMMISSION
                                3400 Van Buren
                           Topeka, Kansas 66611-2228
                                (913) 296-5800
                              FAX (913) 296-0900


             KANSAS RACING COMMISSION TOPEKA ADMINISTRATIVE OFFICES


                          FACSIMILE TRANSMITTAL SHEET
                          ---------------------------


     DATE:   August 4, 1995
           ------------------------------------------------

     TO:     Cherie
           ------------------------------------------------

     FIRM:   Hialeah Race Track
           ------------------------------------------------

     FAX:    305-887-8006
           ------------------------------------------------

     FROM:   Karen - KRC Secretary
           ------------------------------------------------


NUMBER OF PAGES INCLUDING THIS PAGE:  4
                ---------            ----

(   )  For your comments               ( X )  As you requested
(   )  Please call me about this       (   )  As we discussed
(   )  Information only                (   )  Review and forward

(   )  Other message:  _______________________________________________________
       _______________________________________________________________________
       _______________________________________________________________________
       _______________________________________________________________________

If you do not receive all pages, please call me at (913) 296-5800.

                                 THE WOODLANDS
       1992 RESULTS OF OPERATION ADJUSTED FOR ESTIMATED RIVERBOAT IMPACT


        COMBINED DOG & HORSE                    1992         RIVERBOAT      1992 ADJUSTED
                                               ACTUAL          FACTOR       FOR RIVERBOATS
HANDLE-LIVE                                  145,592,956         -30%         101,915,069
HANDLE-SIMULCAST                              23,678,190         -30%          16,574,733
ATTENDANCE-LIVE                                1,359,290         -30%             951,503
ATTENDANCE-SIMULCAST                              13,013         -30%               9,109
NR OF RACE DAYS/PERFORMANCES-LIVE                302/420                          302/420
NR OF DAYS-SIMULCAST                                 175                              175

REVENUES
 COMMISSION-LIVE                              29,702,437         -30%          20,791,706
 SIMULCAST (NET)                               1,148,909         -30%             802,836
 CONCESSIONS                                   6,640,661         -30%           4,648,463
 ENTRY FEES                                       15,850         -30%              11,095
 ADMISSIONS/PARKING                            2,284,851         -30%           1,599,396
 GROUP SALES                                     169,704         -30%             118,793
 PROGRAM & TIP SHEET SALES                     1,041,624         -30%             729,137
 COMCHECK COMMISSIONS                             47,200         -30%              33,040
 INTEREST                                         79,422         -30%              55,596
 MISCELLANEOUS/ADVERTISING SALES                 173,971         -30%             121,780
 GIFT SHOP                                        15,439         -30%              10,807
 SEASON TABLES                                   213,377         -30%             149,364
                                             -----------                      -----------
  TOTAL OPERATING REVENUES                    41,531,445         -30%          29,072,012
                                             -----------                      -----------
STATUTORY EXPENSES
 PURSES                                        6,860,508         -30%           4,802,356
 PURSE SUPPLEMENT                                 13,000                           13,000
 STATE PARIMUTUEL TAXES                        4,967,442         -30%           3,477,209
 DAILY LICENSE FEES                               60,400                           60,400
                                             -----------                      -----------
  TOTAL STATUTORY EXPENSES                    11,901,350         -30%           8,352,965
                                             -----------                      -----------
OPERATING EXPENSES
 RACING DEPARTMENT                             1,957,146                        1,957,146
 MUTUELS DEPARTMENT                            2,473,469         -30%           1,731,428
 CONCESSIONS                                   4,834,997         -22%           3,771,298
 ADMINISTRATION                                2,440,162                        2,440,162
 MARKETING                                     1,656,046                        1,656,046
 GROUP SALES                                     231,986          -7%             215,747
 OPERATIONS                                      455,917          -3%             442,239
 PRINTING                                        379,568         -10%             341,611
 MAINTENANCE                                   1,775,949                        1,775,949
 UTILITIES                                       910,238                          910,238
 SECURITY                                        539,958                          539,958
 TRAK EAST-ADMIN                                 101,962                          101,982
 INSURANCE                                       349,875                          349,875
 TAXES-REAL & PROPERTY                         2,864,271                        2,864,271
                                             -----------                      -----------
  TOTAL OPERATING EXPENSES                    20,971,564          -9%          19,097,951
                                             -----------                      -----------
 TOTAL STATUTORY & OPERATING EXPENSES         32,872,914         -16%          27,450,916
                                             -----------                      -----------
 NET BEFORE DEPR, INT, & CHARITY               8,658,531         -81%           1,621,096
 AMOUNT FOR CHARITY                              350,000                          350,000
 DEPRECIATION/AMORTIZATION                     2,464,205                        2,464,205
 INTEREST                                      4,554,773                        4,554,773
                                             -----------                      -----------
 CONSOLIDATED NET INCOME                       1,289,553        -546%         (5,747,882)
                                             ===========                      ===========

     Sub. for SCR 1608--Am. by SCW

     on or adjacent to a racetrack facility where parimutuel wagering is authorized and approved and where a minimum of 20 days of live racing is conducted annually, if: (1) A majority of the voters of the state approve this amendment; (2) the casino is approved and licensed by the applicable state agency; (3) a majority of the voters of the county where the facility is located approve this amendment; and (4) the casino is approved by the governing body of the city where located or the governing body of the county where located, in the event the facility is not located within the corporate boundaries of a city. A vote for this proposition would authorize the legislature to enact laws providing for the licensure and regulation of such a casino gaming establishment and for imposition of a tax on the gaming revenues of the establishment. A vote for this proposition would also approve the conduct of casino gaming by Indian tribes on Indian reservations].

          "A vote against this proposition would continue the current prohibitions applying to casino gaming."

     Sec. 3. This resolution, if approved by two-thirds of the members elected (or appointed) and qualified to the Senate and two-thirds of the members elected (or appointed) and qualified to the House of Representatives, shall be entered on the Journals, together with the yeas and nays. The secretary of state shall cause this resolution to be published as provided by law and shall cause the proposed amendment to be submitted to the electors of the state at a [the primary election in the year 1994 unless a special election is called at a sooner date by concurrent resolution of the legislature, in which case it shall be submitted to the electors of the state at the special election].

((Hand written notation on original)

Chris,

     I hope this will help. It was presented at a December 1993 meeting. There was a slide show presentation done on casino gambling. This was presented by Mr. Bruce Rimbo of the Woodlands. I find nothing else in our records in regards to an impact study.

     Hope this helps.

     KRC Secretary
                 Karen Gilliland)

                                                                   ATTACHMENT #3

                                                               November 17, 1995
                                    SUMMARY
                                    -------

        The Santa Anita Companies are a real estate investment trust (REIT) having 19,000,000 shares of common stock authorized and 11,270,500 issued. The stock presently trades, on the New York Stock Exchange, between 12-1/4 and 12-3/4. The average turnover of shares, during the past six months, has been approximately 15,000 shares per day.

        The Company's assets, as of June 30, 1995, totalled $211,023,000 and its liabilities totalled $143,540,000. The assets, aside from the Santa Anita Racetrack, consist of a 50% interest in a joint venture known as the Fashion Mall, a regional shopping center, located on the property of Santa Anita Racetrack; approximately 790,000 shares of Pacific Gulf Properties, Inc. (REIT) (approximately 16.3% of the outstanding shares); a 33-1/3% interest in Joppa Associates; a regional mall in Towson, Maryland and various other properties. The Company previously owned 2,654 apartment units located in southern California, the Pacific northwest and Texas and other industrial properties. These apartments and other properties were sold to Pacific Gulf Properties during the last half of 1993 and the first half of 1994. The Company presently pays $0.80 per year dividend on its common stock.

        During the past year, in addition to the transactions described above with Pacific Gulf Properties, Inc., which resulted in a book loss of approximately $11,000,000; the Company wrote off (a) $750,000 relating to an unsuccessful second offering of its stock; (b) $2,000,000 in connection with its option to purchase a 50% interest in the failed Bell Jackpot Casino; (c) now plans to write off $34,500,000 in its proposed program for disposition of non-core real estate assets. These transactions are projected to result in a net loss for the nine month period ending September 30, 1995 in the amount of $30,273,000. This contrasted with the nine month period ending September 30, 1994, which amounted to a profit of $6,690,000. For the year ending December 31, 1994, the Company reported a profit in the amount of $2,314,000, which included a depreciation charge of $10,087,000.
     The pari-mutuel operations of Santa Anita Racetrack are among the highest in the nation. In addition, there is a lease between Oak Tree Racing Association and Santa Anita whereby Oak Tree conducts its racing meet, consisting of approximately 30 days, from the beginning of October to the beginning of November at Santa Anita, and pays to Santa Anita approximately $2,000,000 per year annual rental.
     The Ownership of the shares of the corporation appear to indicate, by way of the proxy issued in connection with the Annual Meeting of May 2, 1995, that the officers and directors of the Company own or control approximately 500,000 (less that 5%) shares of common stock. This includes a reported 342,910 shares owned by Mr. Arthur Lee Crowe, age 71. It has been the policy, authorized by Chairman Stephen F. Keller, to implement the retirement of all directors over 70 years of age. There are several blocks of shares owned by a small number of entities which total approximately 3,300,000 shares (approximately 30% of the shares outstanding). The entities holding these large blocks of shares have expressed their displeasure with management; its lack of performance and strategic planning, and are seeking other alternatives.

     The acquisition of or a merger with Santa Anita would indicate the following possibilities and opportunities:

     (1) A consolidated saving of approximately $2,000,000 per year; while conducting the operations of both Hollywood Park and Santa Anita.

     (2) Consideration of a more favorable distribution of racing dates between Hollywood Park and Santa Anita.

     (3) Possible acquisition and/or operation of the Pomona Fair race meet at either of the facilities.

     (4)  Added political ability to affect favorable legislation.

     (5) Creation of a dominant force in southern California relating to thoroughbred racing and other gambling and entertaining possibilities.

     (6)  150 acres of vacant, developable land at Santa Anita Racetrack.

     (7)  Other matters to be discussed.

     All of the above information can be obtained and verified by review of the published financial statements of the Santa Anita Companies.

                                                                   ATTACHMENT #4

                        [LETTERHEAD OF HOLLYWOOD PARK]

July 1, 1996                           By Fax 305-887-8006

Mr. John J. Brunetti
Hialeah, Inc.
P.O. Box 158
Hialeah, Florida 33011

Dear John:

I tried to call you today but was unable to reach you.

The Nominating Committee held its meeting late last week to nominate the seven directors for the board for the coming year and the following seven were nominated:

R.D. Hubbard            J.R. Johnson
Harry Ornest            Robert T. Manfuso
Warren Williamson       Lynn Reitnouer
                        Herman Sarkowski

It was felt by the Nominating Committee that there were conflicts of interest on your part with your interest in Santa Anita and with the possibility of gaming interests in Las Vegas. It was therefore their decision that you should not stand for re-election to the Board this year.

I want to personally thank you for your service to the Company and your contribution to the Board in past years and to wish you well in all of your future endeavors. I sincerely appreciate your past support and I fully expect your investment in the Company to appreciate substantially in the years ahead.

If you wish to discuss this further with me you can reach me on my cellular phone [number redacted], or call my office and they will know how to hook us up.

Sincerely,

[SIGNATURE]

R.D. Hubbard
Chairman